Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-            )

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-            )

Note: This press release, originally filed on March 13, 2009, is being re-filed to correct a minor erratum.

March 13, 2009

SOMPO JAPAN INSURANCE INC.

NIPPONKOA Insurance Co., Ltd.

SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Co., Ltd. agree to establish a

Joint Holding Company for business integration

- For establishing a new solution service group with the aim to provide customers with security and service of the highest quality and contributes to social welfare -

SOMPO JAPAN INSURANCE INC. (President and Chief Executive Officer: Masatoshi Sato) (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (President & CEO: Makoto Hyodo) (“NIPPONKOA”) (collectively, the “Parties”) hereby announce that they have agreed today to establish a Joint Holding Company through joint stock transfer, subject to approval of a shareholders’ meeting of each Party and regulatory approvals, and entered into the “Memorandum of Understanding”.

I.	Background and objectives of business integration

In the face of the declining birthrate and aging society – the significant challenges Japan faces in the medium to long-term period – as well as of increased risks associated with depopulating society, deteriorating global climate change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, SOMPO JAPAN and NIPPONKOA decided to establish a “new solution service group which provides customers with security and service of the highest quality and contribute to social welfare” (the “New Group”), while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

II.	Management’ s vision and the New Group’s Aspirations

SOMPO JAPAN and NIPPONKOA will pursue realization of the “New Group” as provided below, aiming to receive overwhelming support from their stakeholders, with a view, at the core of the management, to “making all value judgments from the perspective of customers, providing customers with security and service of the highest-quality and contributing to social welfare”.

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1.	The group which seeks to provide the highest-quality security and service

SOMPO JAPAN and NIPPONKOA will further strengthen the product development, the claims handling capacity, and the IT capability while providing an increasing number of customers with the security and service of the highest quality through the combined distribution channels of the group.

2.	The group with focus on its business in Japan

SOMPO JAPAN and NIPPONKOA will focus on their business in Japan and enhance the brand value of the Parties in Japan as well as by sharing the business platform, improve the group management efficiency and further bolster their competitiveness.

3.	The group which provides a broad range of solutions friendly to the society and the environment

SOMPO JAPAN and NIPPONKOA will seek to provide a broad range of solutions to people’s lives and corporate activities in the areas of health, medical care and environment that transcend the conventional framework of insurance business. By maintaining proactive communications with various stakeholders, SOMPO JAPAN and NIPPONKOA will seek to fulfill their corporate social responsibility (CSR) and aim to achieve a sound balance between the environment and the business management through adoption of measures designed for global warming.

4.	The group which seeks to maximize the shareholder value

SOMPO JAPAN and NIPPONKOA will seek to maximize their shareholder value efficiently allocating the management resources to business areas with growth potential including the overseas insurance business and the asset management business and improving business efficiency in the group, and will aim to realize fair and sustainable return to their shareholders. SOMPO JAPAN and NIPPONKOA will also further strive to achieve transparency in corporate governance and seek to establish brand recognition for the group underpinned by profitability, growth potential, trust and soundness.

5.	The group with a free, vigorous, open and energetic corporate culture

SOMPO JAPAN and NIPPONKOA will effectively use their know-how and revitalize the organization through the provision of opportunities for employee interactions at various levels and regions as well as joint learning opportunities. SOMPO JAPAN and NIPPONKOA aim to build up a group where agents and employees can feel satisfied with their work and grow together as the best partners.

6.	The group independent from the influence of any corporate or financial group

As an independent group, SOMPO JAPAN and NIPPONKOA will establish equal and friendly relationships with any corporate or financial group.

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III.	Effects of business integration

The New Group aims for sustainable growth, enhancement of corporate value and contribution to social welfare, by further pursuing the revenue growth and efficiency by making use of its post-integration position and strengths in the industry, implementing business alliance thoroughly, promptly taking feasible actions and maximizing synergy effects quickly through the business integration by way of such measures as standardization and sharing of functions and services.

•	Top-level non-life insurance market share in approximately half the number of the prefectures in Japan

•	Strong distribution channel supported by exclusive and specialized professional agents

•	Overwhelming strengths in financial institution-related agents, especially regional banks

1.	Perspective of customers

(1)	SOMPO JAPAN and NIPPONKOA will review “from the perspective of customers” their entire service process from the execution of an insurance contract to the payment for an insurance claim and, by making use of the know-how, the infrastructures and the management resources of the Parties while keeping in mind such keywords as “convenience” and “easy to understand”, SOMPO JAPAN and NIPPONKOA will seek to provide a sense of security in ways that meet the customer expectations.

•	Convenience

(i)	Provision of a high quality service by sharing claims services such as processing of accident reports 24 hours a day, 365 days a year and centralizing initial claim-handlings, and sharing various customer centers (call centers).

(ii)	A wide range of options for insurance contract applications through “multi-access” channels and improvement of overall convenience for the customers.

(iii)	Improvement of “services provided at the level of agents”, where most client interactions occur, through the improvement of support for those agents in the areas of IT, product and consulting by sharing and jointly implementing the education and IT systems.

•	Easy to understand

(iv)	Implementation of joint development of non-life insurance products which are “easy to understand” and “dependable” based on thorough analysis of customer views which SOMPO JAPAN and NIPPONKOA have grasped.

(v)	Promotion of streamlining of products as well as back office operations and IT systems that support such products.

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2.	Contribution to social welfare

(1)	Acceleration of the contemplated scheme to establish a new business for security and safety beyond the conventional framework of insurance business, such as healthcare business and risk consulting business, by using the know-how and the business infrastructures developed by both companies.

(2)	Proactive involvement with the global environmental problems and joint development and provision of “products and services which would help mitigate the global warming problems”.

3.	Enhancement of corporate value

SOMPO JAPAN and NIPPONKOA will

(1)	consider the best combination of underwriting, sales and claims functions in the life insurance business and consolidate the overall operational system with a goal to enhance the life insurance business.

(2)	aim to enhance profitability by jointly expanding the overseas insurance business with high growth potential through consideration of M&A and review of the existing overseas sales network.

(3)	seek to improve the group management efficiency through consideration and promotion of integration or reorganization in the businesses associated with the existing financial related businesses.

(4)	seek to increase the insurance profits by centralizing the risk management process through a joint risk management system and by sharing the know-how of underwriting.

(5)	seek to improve the expense ratio by standardizing and sharing the business base such as profit management by business unit, customer centers, IT systems and administrative services.

(6)	consider reduction of procurement cost by making an effective use of real estates under their ownership, reforming the supply chain such as joint purchase of materials and goods and the distribution system as well as by promoting shared services.

(7)	seek to improve their capital efficiency and financial base through enhanced sophistication of the internal model such as capital adequacy measurement, and through cautious inspection and due diligence review of the investment returns of the stock holdings based on the advanced risk management method.

(8)	jointly improve and streamline their operational platforms and management and risk control systems while in compliance with the enforcement of the Insurance Law, the Financial Instrument and Exchange Law, the International Accounting Standards and others.

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IV.	Outline of the Memorandum of Understanding

1.	Basic principle of business integration

(1)	Perspective of customers

SOMPO JAPAN and NIPPONKOA will make all the value judgments from the “customers’ perspective” and pursue the best business practice.

(2)	Emphasis on speed

SOMPO JAPAN and NIPPONKOA will place emphasis on speed with the aim to quickly realize the effects of the growth strategy, the business integration and the business alliance.

(3)	Independent group from any corporate or financial group

SOMPO JAPAN and NIPPONKOA will establish equal and friendly relationships with any corporate or financial group as an independent New Group, with an understanding that the Parties will continue to operate under the Joint Holding Company.

(4)	Equal spirit

After the integration, the New Group will abide by the spirit of equality between the Parties.

(5)	Enhancement of corporate value

Subject to the above, SOMPO JAPAN and NIPPONKOA will expeditiously and aggressively implement measures to boost the corporate value of the entire New Group.

2.	Overview of business integration

Subject to approval of a shareholders’ meeting of each Party and regulatory approvals, SOMPO JAPAN and NIPPONKOA reached an agreement on the following points:

(1)	Schedule of integration

SOMPO JAPAN and NIPPONKOA will aim to complete their business integration in April 2010 upon filing a registration statement (Form F-4) with the U.S. Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”).

(2)	Method of integration

SOMPO JAPAN and NIPPONKOA plan to establish a Joint Holding Company through joint stock transfer as provided in Article 722, Paragraph 2 of the Company Law of Japan (“kaisha hou”) and become wholly-owned subsidiaries of the Joint Holding Company. As a result, SOMPO JAPAN and NIPPONKOA will be de-listed from the exchange. In turn, the Joint Holding Company, as a sole parent of those two wholly-owned subsidiaries, will plan to apply for an initial listing of its shares.

Furthermore, in pursuit of synergy effects of the New Group, SOMPO JAPAN and NIPPONKOA will discuss integration and reorganization of operations other than non-life insurance businesses.

(3)	Name of a Joint Holding Company

SOMPO JAPAN and NIPPONKOA will create an appropriate new name for the New Group.

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(4)	Management system of a Joint Holding Company

SOMPO JAPAN and NIPPONKOA will explore and adopt the most suitable management structure as the holding company to achieve sustainable growth and fulfill social responsibility of the operating subsidiaries, including the adoption of the US-style committee-based management structure.

There will be co-CEOs, and with respect to director candidates, each Party will appoint the same number of directors from within their respective company. Independent directors will also be added to the directorship of the Joint Holding Company.

(5)	Stock transfer ratio

SOMPO JAPAN and NIPPONKOA will calculate a fair and reasonable share exchange ratio through mutual consultation and taking into account the results of integration audit (due diligence) as well as the advice from experts appointed by SOMPO JAPAN and NIPPONKOA, respectively. Such ratio is tentatively planned to be publicly announced in July 2009, subject to a condition that the required processes pursuant to the Securities Act will run smoothly.

V.	System to promote business integration

In order to smoothly and rapidly prepare for the business integration and promptly realize anticipated effects of the business integration and operational alliance, SOMPO JAPAN and NIPPONKOA will establish an “Integration Preparation Committee” headed by their respective presidents. In addition, SOMPO JAPAN and NIPPONKOA will establish task-specific working groups under the “Integration Preparation Committee” through mutual consultation.

VI.	Others

Matters which have not yet been finalized at this stage will be announced as soon as the relevant decisions are made in future.

(Schedule)

Execution of the Memorandum of Understanding	March 13, 2009
Announcement of Stock Transfer Ratio	July 2009 (tentative)
Establishment of a Joint Holding Company	April 1, 2010 (planned)

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(General Information on Parties)

Corporate Name	SOMPO JAPAN INSURANCE INC.	NIPPONKOA Insurance Co., Ltd.

Line of Business	Non-life insurance	Non-life insurance

Date of Incorporation	February 12, 1944	October 1, 1944

Foundation	1888	1892

Location of Head Office	26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

Title and Name of Representative	President and Chief Executive Officer Masatoshi Sato	President & CEO Makoto Hyodo

Capital (as of December 31, 2008)	¥70 billion	¥91.2 billion

Total Number of Issued Shares (as of December 31, 2008)	987,733 thousand shares	816,743 thousand shares

Net Assets (consolidated) (as of December 31, 2008)	¥689.3 billion	¥402.1 billion

Total Assets (consolidated) (as of December 31, 2008)	¥5,928.5 billion	¥3,187.6 billion

Fiscal Year End	March	March

Number of Employees (consolidated) (as of December 31, 2008)	19,541	9,565

Major Shareholders and Shareholding Ratios (as of September 30, 2008)

Japan Trustee Services Bank, Ltd. (Trust account)

(6.44%)

The Master Trust Bank of Japan, Ltd. (Trust account)

(5.49%)

State Street Bank and Trust Company

(4.89%)

The Dai-Ichi Mutual Life Insurance Company

(4.14%)

Japan Trustee Services Bank, Ltd (Trust account 4G)

(3.42%)

State Street Bank and Trust Company (9.93%) Longleaf Partners Fund (7.80%) Nippon Express Co., Ltd. (4.35%) Mellon Bank NA Treaty Client Omnibus (2.69%) The Bank of Tokyo-Mitsubishi UFJ, Ltd. (2.67%)

Relationship between Parties	No material capital, personal or business relationship exists among the Parties, nor is any of the Parties a related party (“kanren tojisha”) vis-à-vis one another.

Number of Agents (as of March 31, 2008)	54,282	32,017

Network in Japan (as of July 1, 2008)	Branch offices (108), sub-branch offices (535) of the sales section; claims handling and service offices (251)	Branch offices (81), sub-branch offices of the sales section (420) and claims handling offices (183)

Number of Overseas Offices (as of July 1, 2008)	41 offices in 26 countries	26 offices in 16 countries

URL	http://www.sompo-japan.co.jp	http://www.nipponkoa.co.jp

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(Outlook)

The agreement will not materially affect the financial results of each of SOMPO JAPAN and NIPPON KOA for the fiscal year ending March 31, 2009.

(Financial Results for the Recent Three Years)

(100 millions of yen, except per share data)

Consolidated basis
	(1) SOMPO JAPAN INSURANCE INC.
Fiscal year ended	March 31, 2006	March 31, 2007	March 31, 2008
Ordinary income	19,314	19,015	18,941
Net premiums written	13,947	13,866	13,687
Ordinary profit	1,148	1,105	940
Net income	673	619	596
Net income per share (yen)	68.46	62.93	60.57
Dividends per share (yen)*	13.00	16.00	20.00
Net assets per share (yen)	1,383.40	1,476.81	1,086.86

*	Dividends per share are on a non-consolidated basis.

(100 millions of yen, except per share data)

Consolidated basis
	(2) NIPPONKOA Insurance Co., Ltd.
Fiscal year ended	March 31, 2006	March 31, 2007	March 31, 2008
Ordinary income	9,734	10,004	9,754
Net premiums written	7,177	7,128	6,986
Ordinary profit	244	281	177
Net income	106	158	89
Net income per share (yen)	13.08	19.81	11.63
Dividends per share (yen)*	7.50	7.50	7.50
Net assets per share (yen)	985.15	962.55	711.58

*	Dividends per share are on a non-consolidated basis.

(100 millions of yen)

Consolidated basis
	(Reference) Sum of the two companies ((1) + (2))
Fiscal year ended	March 31, 2006	March 31, 2007	March 31, 2008
Ordinary income	29,048	29,020	28,695
Net premiums written	21,125	20,995	20,674
Ordinary profit	1,393	1,386	1,118
Net income	780	778	686

(General Information of the Joint Holding Company to be Newly Incorporated through Stock Transfer)

Matters which have not been yet determined at this stage will be announced as soon as decisions are made in future.

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(Reference) Outline of the Group Companies of Parties

	SOMPO JAPAN INSURANCE INC.	NIPPONKOA Insurance Co., Ltd.
Non-life insurance business	• Saison Automobile and Fire Insurance Company, Limited • Hitachi Capital Insurance Corporation	• Sonpo 24 Insurance Company Limited

Life insurance business	• Sompo Japan Himawari Life Insurance Co., Ltd. • Sompo Japan DIY Life Insurance Co., Ltd.	• NIPPONKOA Life Insurance Company, Limited

Overseas insurance business

•        Sompo Japan Insurance Company of America

•        Sompo Japan Insurance Company of Europe Limited

•        Sompo Japan Insurance (China) Co., Ltd.

•        Sompo Japan Asia Holdings Pte. Ltd.

•        Sompo Japan Insurance (Singapore) Pte. Ltd.

•        Yasuda Seguros S.A.

•        Berjaya Sompo Insurance Berhad

•        Universal Sompo General Insurance Company Limited

•        Others

• Nippon Insurance Company of Europe Limited • NIPPONKOA Insurance Company (Europe) Limited • NIPPONKOA Insurance Company (Asia) Limited • PT. Asuransi Permata Nipponkoa Indonesia

Non-life insurance related business

•        Sompo Japan Claims Services Inc.

•        Sompo Japan Commercial Line Services Inc.

•        Sompo Japan Heartful Line Inc.

•        Sompo Japan Human Resource Development Inc.

•        Sompo Japan Agency Support Inc.

•        Sompo Japan Risk Management Inc.

•        Japan Insurance Services Inc.

•        Hoken-no Senmonten Inc.

•        Sompo Japan Healthcare Services Inc.

•        Healthcare Frontier Japan Inc.

•        Others

•        NIPPONKOA Claims Adjustment Co., Ltd.

•        NIPPONKOA Marine Services Company Limited

•        NIPPONKOA HOTLINE 24 CO., LTD.

•        NIPPONKOA Management Corporation

•        NIPPONKOA Management Services (Singapore) Private Limited

•        NIPPONKOA Management Services (Europe) Limited

•        NIPPONKOA Insurance Broker (Thailand) Company Limited

•        NK Risk Consulting Co., Ltd.

•        NK Planning Co., Ltd.

•        NK Insurance Service Co., Ltd.

Defined contribution pension business	• Sompo Japan DC Securities Co., Ltd.

Asset management related business	• Sompo Japan Asset Management Co., Ltd. • Yasuda Enterprise Development Co., Ltd. • Sompo Japan Credit Inc. • Others	• ZEST Asset Management Limited • NIPPONKOA Credit Service Co., Ltd. • Others

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General affairs and administration agency related business	• Sompo Japan Building Management Inc. • Sompo Japan Information Services Inc. • Sompo Japan System Solutions Inc.

•        NIPPONKOA Office Service Co., Ltd.

•        Nipponkoa Career Staff Co., Ltd.

•        NIPPONKOA Information Service Co., Ltd.

•        NIPPONKOA Business Service Co., Ltd.

•        N. K. Systems, Limited

•        NIPPONKOA Agency Service Co., Ltd.

Investigation and research business, foundation	• Sompo Japan Research Institute Inc. • Sompo Japan Fine Art Foundation • Sompo Japan Foundation • Sompo Japan Environment Foundation	• NIPPONKOA WELFARE FOUNDATION

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SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.

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Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of SOMPO JAPAN and NIPPONKOA in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of SOMPO JAPAN and NIPPONKOA in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of SOMPO JAPAN and NIPPONKOA (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SOMPO JAPAN and NIPPONKOA undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by SOMPO JAPAN and NIPPONKOA (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the SEC.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	the regulatory outlook of the Japanese insurance industry;

(3)	occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses;

(4)	the price and availability of reinsurance;

(5)	the performance of the two companies’ (or the post-business combination group’s) investments;

(6)	the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete it; and

(7)	difficulties in realizing the synergies and benefits of the post-business combination group.

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